Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
National Penn Bancshares, Inc.:

We consent to the use of our reports dated March 3, 2014, with respect to the consolidated balance sheets of National Penn Bancshares, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flow for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013 incorporated by reference herein and to the reference to our firm under the heading “Experts” in the registration statement filed on Form S-4.

(signed) KPMG LLP

Philadelphia, PA
August 4, 2014